Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 31, 2013
Relating to Prospectus Supplement issued December 27, 2013
Registration No. 333-168012

YOU NOW HAVE UNTIL FEBRUARY 28th
TO PARTICIPATE IN OUR RIGHTS OFFERING

As a holder of the common stock of ERHC Energy Inc. on December 17, 2012, you have received, without charge, one subscription right for every three shares of our common stock you then owned (rounded down to eliminate any fraction).  Each subscription right entitles you to purchase one share of the Company’s common stock at a purchase price of $0.075 per full share, as well as to purchase additional shares of common stock that remain unsubscribed at the expiration of the offering pursuant to an oversubscription privilege.

If you wish to exercise your subscription rights, you must do so prior to the expiration of the rights offering at 5:00 p.m., central time, on Thursday, February 28, 2013, as recently extended.  Any subscription rights untimely exercised will not be accepted.  Failure to participate in the rights offering will result in dilution of your ownership percentage to the extent others participate and otherwise exercise their oversubscription privileges.

The net proceeds realized from the offering are intended to fund, in part, specific exploration activities of the Company in the Republics of Chad and Kenya, as more particularly described in our Prospectus Supplement, dated December 27, 2012, on file with the Securities and Exchange Commission (SEC) and previously distributed to you or, in the case of shares held in street name, to your respective broker, bank or other nominee.

To participate in the rights offering, please timely return (or instruct your broker, bank or other nominee holding such shares on your behalf to return) the Subscription Rights Agreement distributed with the Prospectus Supplement, together with payment for the full number of shares for which you intend to subscribe, to our subscription agent, Corporate Stock Transfer, Inc. (Attn: Operations Department), 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.

Other than the extension of the subscription period to February 28, 2013, all of the terms of the rights offering described in the Prospectus Supplement remain the same.

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BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD READ THE PROSPECTUS SUPPLEMENT RELATING TO THE RIGHTS OFFERING REFERENCED BY THIS COMMUNICATION (AND MADE PART OF THE REGISTRATION STATEMENT PREVIOUSLY FILED BY US WITH THE SEC) FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE RIGHTS OFFERING.  COPIES OF THE APPLICABLE PROSPECTUS SUPPLEMENT MAY BE OBTAINED FOR FREE FROM OUR SUBSCRIPTION AGENT, CORPORATE STOCK TRANSFER, INC. (ATTN: OPERATIONS DEPARTMENT, 303-282-4800) OR THROUGH THE EDGAR SYSTEM ON THE SEC WEBSITE AT http://www.sec.gov/Archives/edgar/data/799235/000114036112052750/form424b3.htm